SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

File No: 82-3622

19 December 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Koh (Ms)
Senior Legal Counsel

Encs.

dlw 1/15

/Announcement/Submission to SEC/MP/at

MASNET No. 5 OF 17.12.2003
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement by IDA

Attached are:-

(i) an announcement by The InfoComm Development Authority of Singapore ("IDA") on Singapore Telecommunications Limited ("SingTel") in connection with the press release "IDA Enhances Competition in Singapore's Local Leased Circuits ("LLC") Market; and

(ii) SingTel's response to the IDA press release.

ida 171203.pdf ida _singtel_ 171203.p(

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 17/12/2003 to the SGX

Singapore, 16 December 2003 - For Immediate Release

IDA Enhances Competition in Singapore's Local Leased Circuits (LLC) Market

Lowered Wholesale LLC Prices to Reduce Business Costs and Increase Consumer Choice

To enhance competition in Singapore's local leased circuits (LLCs) market, telecom operators will be encouraged to build parts of the LLC network, where feasible, and provide more competitive services and products. To facilitate this, as an interim measure, SingTel will be required to provide wholesale prices for LLCs in addition to the current retail LLC products that they provide. Thereafter, SingTel's LLCs that connect between SingTel's exchange buildings and end-user sites (LLC tail-circuits) will be made available at cost-based prices. Facilities-based operators (FBOs) will also be allowed to co-locate their telecom equipment at SingTel's exchange buildings, to access SingTel's LLC tail-circuits.

These regulatory measures, announced today by the Infocomm Development Authority of Singapore (IDA), aim to lower LLC market entry barriers, encourage operators to build infrastructure, and bring about lower telecom costs to businesses and end-users in Singapore. The measures were first proposed during a public consultation exercise(Document link: IDA Content)1 in June 2003, and later fine-tuned following inputs from the industry.

State of Competition in Singapore's LLC Market

IDA has determined that the full conditions for effective and sustainable competition in the LLC markets are not yet present. Competition remains limited in the retail and wholesale LLC markets within Singapore, even though Singapore's published LLC retail prices for key bandwidths are generally competitive when compared to other countries' published prices. Regulatory intervention is necessary to further enhance competition in the provision of LLC services.

In assessing the competitiveness of each market, IDA considered measurement criteria such as the market structure, which includes factors such as the number of operators, their relative market shares, and the ease of market entry and exit; choice of substitute products; and pricing levels and trends.

SingTel remains the only operator with pervasive nation-wide network coverage and is the main LLC supplier to competing operators and retail customers. There are, however, no wholesale prices for most of SingTel's LLC services. As such, other operators have to compete for customers with LLC services bought at SingTel's retail, or near retail price levels. At the same time, it is recognised that operators are unlikely

to replicate the tail circuits as extensively as SingTel's existing network.

LLCs are important infrastructure used to provide access to corporate telecom products, such as international capacity, Internet connectivity and a host of value-added and managed data services. These products are commonly purchased by business users, such as banks and MNCs, to communicate with their local and international offices. As such, wholesale LLC prices will generate more competitive pricing for these telecom products, and will bring broad-based cost savings to end users.

Regulatory Measures

IDA has thus required SingTel to provide wholesale LLC prices at "retail-minus" levels. FBOs that require full connections that are from end-users' sites to the FBOs' exchange buildings or data centres, will pay wholesale prices at 30% below SingTel's retail prices.

FBOs who only require LLC tail-circuit connections that link between end-users' sites to SingTel's exchange buildings (where the FBOs have co-located equipment), will pay wholesale prices at 50% below SingTel's retail prices. These wholesale LLC prices will be available for up to two years. Thereafter, SingTel's LLC tail-circuits will be made available at cost-based prices.

Economic Incentives

The availability of wholesale prices have been carefully determined to strike a balance between encouraging facilities building and providing operators with business certainty. Operators, who currently own LLC networks, will continue to have some economic incentive to rollout LLC infrastructure where possible, and ensure network resiliency.

Lower wholesale LLC prices for up to two years, and the availability of cost-based tail circuits thereafter, will provide FBOs with a more reasonable and comparable cost structure to compete more effectively. Cost-based pricing for tail-circuits will allow SingTel and competing operators who have built LLC networks, to achieve an economic rate of return. As such, these measures will also encourage FBOs to rollout their networks, become less reliant on SingTel's LLC infrastructure, and thus enjoy more economic and commercial flexibility in the future.

More details of IDA's decision can be found in the Explanatory Memo at http://www.ida.gov.sg/, under the sections "Policy & Regulation", "Consultation Papers".

ISSUED BY CORPORATE COMMUNICATION DIVISION
INFOCOMM DEVELOPMENT AUTHORITY OF SINGAPORE

Notes to Editors:

1 IDA conducted a public consultation on proposed regulatory measures for the LLC market on 30 May 2003. The public consultation was closed on 20 June 2003, with 12 industry submissions. The submissions are available at http://www.ida.gov.sg/, under the sections "Policy & Regulation", "Consultation Papers".

About Infocomm Development Authority of Singapore

The Infocomm Development Authority of Singapore (IDA) develops, promotes and regulates info-communications in Singapore, with the aim of establishing Singapore as one of the world's premier infocomm capitals. To nurture an internationally competitive infocomm industry, IDA offers a comprehensive range of programmes and schemes for both local and international companies. For more information, visit www.idanews.gov.sg.

For media clarifications, please contact:

Cindy Kong
Manager, Corporate Communication
Infocomm Development Authority of Singapore
Tel: (65) 6211 1997
Fax: (65) 6211 2227
Email: cckong@ida.gov.sg

Dulcie Chan
Assistant Director, Corporate Communication
Infocomm Development Authority of Singapore
Tel: (65) 6211 1999
Fax: (65) 6211 2227
Email: dulcie_chan@ida.gov.sg

SINGTEL'S RESPONSE TO IDA'S DECISION

Singapore Telecommunications Limited ("SingTel") views this decision as a regressive step by the IDA and contrary to the promotion of facilities-based competition in Singapore.

SingTel views the IDA's intervention as being skewed towards short-term service-based competition, at the expense of facilities-based competition and long-term interests of consumers. SingTel believes that IDA's decision will only serve to reduce incentives for operators to invest in rolling out network in Singapore and encourage the easier and cheaper option of free-riding on SingTel's network.

SingTel intends to review the decision and seek clarification from IDA before deciding on its next steps.

SINGAPORE TELECOMMUNICATIONS LIMITED

Media Release - Australia/NZ to get two new space satellites

Attached is a media release made by SingTel Optus Pty Limited, a subsidiary of Singapore Telecommunications Limited, on the above.

03.12.18 D-series satellite Sky TV ASX-SG>

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 18/12/2003 to the SGX

yes OPTUS

Media Release
18 December 2003

Australia/NZ to get two new space satellites

Optus today announced it would launch two new satellites for Australia/New Zealand over the next few years, further expanding its fleet following the successful launch of the C1 satellite earlier this year.

Optus made the announcement as it signed a multi-million dollar deal with Orbital Sciences Corporation of the United States to build two new D-series satellites.

The contract underpins Optus' satellite business and secures its leadership position in the television broadcasting markets of Australia and New Zealand.

Mr Paul O'Sullivan, Chief Operating Officer of Optus, said the deal was very significant for the satellite industry and would confirm Optus' premier position and Australia's future in the satellite market.

"These launches will ensure the continuity and growth of our satellite business in the Australian and New Zealand markets," he said.

Mr O'Sullivan said the decision to build the D-series satellites follows higher than anticipated demand for access to the recently launched C1 satellite. They will also replace the two Optus B-series satellites, which are approaching the end of their useful life.

"A significant percentage of capacity on the D-series satellites has been pre-sold, with Optus having signed a 15-year deal with Sky TV to provide subscription TV services to its NZ customers.

"The B-series have been key to Optus' and Australia's success in satellite communications. The purchase of the D-series satellites, together with the securing of key broadcast customers, such as Sky TV NZ and Foxtel, provides the platform for Optus' satellite business to extend beyond the year 2020," Mr O'Sullivan said.

Mr David W. Thompson, Orbital's Chairman and Chief Executive Officer, said the company is extremely pleased to be in partnership with Optus.

"We are delighted to be chosen by Optus to build the new D-series satellites. We are looking forward to working in close partnership with Optus to deliver the spacecraft in time for a smooth transition from the B-series services to the new D-series," Mr Thompson said.

John Fellet, Chief Executive Officer of Sky TV NZ, said by partnering with Optus it guarantees the future of subscription TV services in New Zealand.

"Optus has been a supplier of satellite services to Sky TV for more than six years and the new agreement ensures our relationship will continue for at least another 15 years.

"By having access to both Optus D-series satellites, one as the primary and one as back-up, Sky TV has secured in-orbit redundancy for its business, greatly reducing risk in the future," Mr Fellet said.

In addition to subscription TV broadcasting, the new satellites will be used to provide two-way voice and data communication services to areas in and around Australia and NZ, particularly those areas without access to terrestrial telecommunications infrastructure.

Note to Editor:
Optus B1 satellite and Optus B3 satellite have been in operation since 1992 and 1994 respectively. Optus successfully launched the Optus C1 satellite in June 2003.

For further information: www.optus.com.au

SINGAPORE TELECOMMUNICATIONS LIMITED

Optus Mobile Data Briefing

Attached are the presentation materials in connection with a presentation to be given by Mr Allen Lew, Managing Director, Optus Mobile, and Mr Stuart Tucker, Director, Mobile Marketing, on 19 December 2003.

NR-19122003.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 19/12/2003 to the SGX


'yes' OPTUS
OPTUS ZOO

Mobile data briefing

Allen Lew

Managing Director, Optus Mobile

Agenda

- Update on half year performance
- Another first for Optus
- Where we are heading with Mobile Data



Double digit growth in service revenues sustained


19%
Mobile service revenue (A$m)
642
764
Q2 FY03
Q2 FY04

‘yes’ OPTUS

OPTUS ZOO

How we’re tracking

• Customer numbers up	↑ 17%
• Data as a % of service revenues stable	14%
• Post-paid minutes of use up	↑ 5%
• Post-paid ARPU up	↑ 8%

'yes' OPTUS OPTUS ZOO

We announce another first for Optus Mobile

- **Launch of live TV on your mobile**
  - rebroadcasting ABC, SBS & CNN international




'yes' OPTUS
OPTUS ZOO

TV on mobile is one of the flagship products of

OPTUS ZOO

Other differentiators

- available on any mobile phone, pre and post paid
- customised information to meet your needs

'yes' OPTUS

OPTUS ZOO

Optus Mobile

Track record of continuous innovation

Yes Time	Yes Weekend	Yes Rollover	MMS	Video MMS	Yes Optimiser with Rollback	TV on Mobile
1998	1999	2000	Aug 2002	Mar 2003	Jul 2003	Nov 2003

Product Penetration


% Penetration
60%
40%
20%
SMS
63%
MMS
5%
MobileMail
0
1
2
3
4
5
6+
Years since launch

Our target

- **Mobile Data is one of Optus Mobile's revenue growth areas. To achieve our targets we will:**
  - increase market share of business customers
  - increase ARPU of existing customers
  - continue leadership in prepaid market

Delivering to this target

Maximising customer experience and value

- offer wide range of content but market to the individual
- ensure all customers have access
- channel endorsement and availability
- easy for content providers to partner with us
- simple and personalised interface



Mobile data briefing

Stuart Tucker

Director, Mobile Marketing

'yes' OPTUS

OPTUS ZOO



Optus Zoo

"Open the gate to a world of Mobile information and entertainment services"



Optus Zoo is a new mobile portal that brings you:

- Mobile TV
- Video downloads
- Ring tones
- Games
- Pictures
- Messaging
- Information Services
- My account

Mobile TV: an Australian first

- **Optus has a proven history of innovation and challenger behaviour**
  - First to market in Australia with WAP in Nov 1999 (Optus Networker)
  - First Australian commercial GPRS service in Sep 2000
  - First to market in Australia with Video MMS in Mar 2003
- **Again an Australian first – Optus is first to bring TV to the mobile phone!**
- **Live TV service rebroadcasts ABC, SBS and CNN international**
- **Free until 1 April 2004 then bundled into packaged pricing**

'yes' OPTUS

OPTUS ZOO

Video downloads: branded content

Topic	Channel	Time
News National	Combined Channel 7 & Channel 10 Roundup	Updated morning, afternoon & evening
News - International	APTN 1 Minute World News Roundup	Updated daily (morning)
Finance	AAP & Channel Seven Finance News AAP Market Wrap AAP Midday Report	Updated morning Updated daily (evening) Updated daily (afternoon)
Sports	Channel 10 Sports Tonight	Updated daily (morning)

only available on video compatible handsets

'yes' OPTUS

OPTUS ZOO

Why is Zoo different?

Usability

Java ticker

Access


NOKIA
News Reel
Latham in honeymoon
NSWRL on the improve
Cochlear sinks to three-year
View
Quit

26


'yes' OPTUS
OPTUS ZOO

Pre-Paid: a key target market

- **Optus first to offer MMS handset on Pre-Paid**
- **Available on 3 new handsets from 1 November**
  - Siemens MC60 – built in camera
  - Nokia 3100
  - Panasonic G60
- **Free MMS & browsing until 31 Jan 2004**
- **Customers can now use Zoo to check their Pre-Paid balance**


'yes' OPTUS
OPTUS ZOO

Zoo pricing: encourages trial and usage

- **Optus challenger pricing is designed to de-risk trial and encourage take-up and usage**
  - New Post-Paid customers get free browsing for first 2 bills
  - $9.90 'capped' Post-Paid rates for GPRS usage not exceeding 2Mb
  - Post-Paid half-price browsing rates on Weekends

- **A comprehensive range of Content Packages will also be available in store and on-line**
  - PhoneFun $9.90
  - News $3.99
  - Sport $3.99
  - Daily Weather & Horoscopes (on-line only) $2.00 p/mth


ZOO
SPORTS PACK
SPORTS
ZOO
PHONEFUN PACK

Zoo promotion: encourages trial and usage

- **Optus Zoo Fun Pass Promotion will allow customers to download ring tones, games & logos to experience mobile content**


Go wild in th
Zoo for FREE

- **Advertising campaign via:**
  - cinemas, outdoor and pay TV
  - publicity stunts in key commuter locations
  - direct mail to large customer base

'yes' OPTUS | OPTUS ZOO

Positive media coverage

Optus in mobile TV push

[illegible]



Mobile TV for Optus

Optus has launched the nation's first mobile phone television offering, allowing any of its 5m-plus mobile customers to watch the ABC, SBS and CNN live over their handsets, if they have one of the five models equipped to run video streaming.

ENTERTAINMENT ON CALL

Revolution will not be televised, the revolution will be on a phone

[illegible]

Dial-up TV live

COMING soon to your mobile phone — ABC, SBS and CNN International.

Optus yesterday announced it would transmit live from the three TV channels direct to mobile phones.

Under its Optus Zoo brand, the service would be available free on video-capable mobile phones.

Other services — such as video downloads, games and sports results — would also be available on the service, Optus Mobile's managing director Allen Lew said.

"There are times when it will be convenient to catch up on the entire evening news bulletin or watch your favourite program on the run," Mr Lew said.

"Armed with the latest mobile phones, our customers will be able to view live TV programs and access a wealth of other entertainment, information and mobile content."

Until now, Hutchison's 3G service has offered video downloads, but not live TV.

– [illegible]

Now you can ring from the telly

[illegible]

Optus launches 1st mobile phone-TV offering

Optus has launched the nation's first mobile phone television offering, continuing its push to increase revenue through its existing customer base.

The Singapore Telecommunications-owned telco said any of its five million-plus mobile customers could watch the ABC, SBS and CNN live over their handsets, if they had one of the five models equipped to run video streaming.

"All this goes towards building our target of continuing [illegible] to grow our revenue streams from our existing customer base," said the telco's head of mobile, Allen Lew, launching the product.

Lew also said Optus, the nation's second biggest telco, expected to keep growing mobile revenue at double digit rates over the third quarter.

"We would expect in the third quarter to have at least the same sort of double-digit revenue growth we have seen in previous quarters," he said.

The telco's mobile division last week delivered a 21 per cent increase in 2003-04 first half sales to $441 million.

But the new television offering was not initially expected to drive up revenues significantly, because Optus was prevented from charging for the content under the Broadcast Act.

Optus charges for other mobile services, such as [illegible] ringtone downloads, and [illegible] news bulletins.

Optus already had relationships with the [illegible] through its cable television division, so had [illegible] content, Optus marketing director for mobile [illegible]

The mobile television offering is part [illegible] encompassing "[illegible]" of mobile product [illegible] Optus.

As well as the television offering, Optus Zoo [illegible] downloads of news bulletins, such as finance [illegible] Australian Associated Press and the Seven news.



- **Zoo pass registrations (daily average)** — 400
- **Phonefun revenue (post and prepaid)** — 51%
- **Polyphonic Ringtones revenue doubled** — 100%
- **Optusnet.com.au main page advertisement**
  - Commenced 11 Nov
  - Welcome to Optus Zoo: 2nd most popular link
  - Polyphonic Ringtones: most popular link

Optus Zoo is taking mobile to the extreme...


'yes'
OPTUS
OPTUS
ZOO

Optus Zoo brings fun, action and information to your mobile, making content & services more accessible through our challenger approach to product, pricing & promotions.

So even when you're out & about, everything you need is in the palm of your hand.

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding Of Director Of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	16/12/2003
Date of change of interest:	15/12/2003
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(30,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.89
No. of shares held before the transaction: **% of issued share capital:**	104,760
No. of shares held after the transaction: **% of issued share capital:**	74,760

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,540	104,760
No. of shares held after the transaction: **% of issued share capital:**	1,540	74,760
Total shares:	1,540	74,760

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 16/12/2003, the date of receipt of the notice, to the SGX